

To the Holders of:
Structured Asset Trust Unit Repackagings (Saturns)
The May Department Stores Company Debenture Backed
Series 2003-7
Class A CUSIP NO. 80411E203
Class B CUSIP NO. 80411EAA2

Distribution Date: January 17, 2012

U.S. Bank National Association, as Trustee for the Trust, hereby gives notice with respect to the Distribution Date as follows:

The amount of the distribution payable to the Certificateholders on the Distribution Date allocable to principal and premium, if any, and interest, is as set forth below:

Beginning Principal	Principal Payment	Ending Principal	Fixed Rate	Day Count	Fixed Interest Amount Due	Aggregate Interest Due and Unpaid	Total Distribution
$ 25,000,000.00	$0.00	$ 25,000,000.00	6.25000%	30/360	$781,250.00	$0.00	$781,250.00
$ 25,000,000.00	$0.00	$ 25,000,000.00	0.59800%	30/360	$74,750.00	$0.00	$74,750.00

Additional Information	
Trustee Fees	$2,000.00
Expense Account Deposit	$4,500.00

Underlying Security MAY DEPT STORES CO 6.900% 1/15/32	
Payment Dates	June/December or NBD
Cusip	577778BQ5
Current Principal Balance	$25,000,000.00
Annual Coupon Rate (Fixed)	6.90000%
Interest Payment Received	$862,500.00

	Original Ratings		Current Ratings			
CUSIP	Moody's	S & P	Moody's	Date	S & P	Date
80411E203	A2	A	Baa3	1/10/2012	BBB-	5/24/2011
80411EAA2	A2	A	Baa3	1/10/2012	BBB-	5/24/2011
Underlying Security	A2	A	Baa3	1/9/2012	BBB-	5/18/2011

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.
It is included for the convenience of the Holders.